November 7, 2014

VIA EDGAR ONLY

United States Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

    Assistant Director

Re:	NanoViricides, Inc.
Registration Statement on Form S-3
Filed October 31, 2014
File No. 333-199757

Dear Mr. Riedler:

Please be advised that the undersigned is the duly-appointed Chief Executive Officer of NanoViricides, Inc., the above-referenced issuer (the “Issuer”). This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Issuer’s registration statement on Form S-3, filed on October 31, 2014 (the “Registration Statement”) provided in your letter dated November 6, 2014 (the “Comment Letter”).

The purpose of this correspondence is to provide responses to the Comment Letter to the Commission and provide explanation, where necessary. Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

General

1.	Please amend the fee table on the cover page of the Registration Statement to include “units” as a type of security that you are registering.

We have filed an amended registration statement to include “units” as a type of security we are registering

The Issuer hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter or require any further information, please do not hesitate to contact the undersigned or the Issuer’s counsel Peter Campitiello, Esq. at (212) 519-5109.

Very truly yours,

/s/ Eugene Seymour, MD

Eugene Seymour, MD

Chief Executive Officer